Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

20 FREIMAN STREET RISHON LEZION 7535825 ISRAEL

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 11, 2019

To our Shareholders:

You are invited to attend a Special General Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion 7535825 Israel on April 11, 2019 at 5:30 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Meeting is convened at the request of L.I.A. Pure Capital Ltd. (“Pure Capital”), a shareholder of the Company, holding more than 5% of the voting rights and issued and outstanding share capital of the Company. The Meeting is convened for the following purposes:

1.	To remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors: Mr. Yuval Viner, Mr. Yosi Lahad, Mr. Avidan Zelicovsky, Ms. Odelia Levanon, Mr. Ziv Dekel, Ms. Revital Cohen and Mr. Ralph Sassun; and

2.	To elect each of the following Pure Capital nominees: Eli Yoresh, Itschak Shrem, Lior Amit, Liron Carmel and Dr. Hedva Voliovitch, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The board of directors has fixed the close of business on March 13, 2019 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Each of proposals 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Companies Law provides that our board of directors is required to convene a special meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power. Accordingly, our board of directors has called to convene the Meeting per the request of Pure Capital.

The board of directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the person whose name appears first in the shareholders’ register as the holder of such shares shall be accepted, whether in person or by proxy, to the exclusion of the vote(s) of the other joint holder(s) of the shares.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than April 1, 2019. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

By Order of the Board of Directors,

Yosi Lahad, Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

20 FREIMAN STREET RISHON LEZION 7535825 ISRAEL

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 11, 2019

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion 7535825 on April 11, 2019 at 5:30 P.M. local time, and thereafter as it may be adjourned from time to time. The Meeting is convened at the request of L.I.A. Pure Capital Ltd. (“Pure Capital”), a shareholder of the Company, holding more than 5% of the voting rights and issued and outstanding share capital of the Company.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors: Mr. Yuval Viner, Mr. Yosi Lahad, Mr. Avidan Zelicovsky, Ms. Odelia Levanon, Mr. Ziv Dekel, Ms. Revital Cohen and Mr. Ralph Sassun; and

2.	To elect each of the following Pure Capital Nominees: Eli Yoresh, Itschak Shrem, Lior Amit, Liron Carmel and Dr. Hedva Voliovitch, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

The Companies Law provides that our board of directors is required to convene a special meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power. Accordingly, our board of directors has called to convene the Meeting per the request of Pure Capital.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the board of directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about March 15, 2019. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on March 13, 2019 are entitled to notice of and to vote at the Meeting. The Company had 3,655,525 Ordinary Shares issued and outstanding on February 28, 2019. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Each of Proposal 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

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Further details of these matters to be considered at the Meeting are contained in this Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The board of directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the person whose name appears first in the shareholders’ register as the holder of such shares shall be accepted, whether in person or by proxy, to the exclusion of the vote(s) of the other joint holder(s) of the shares.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than April 1, 2019. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

By Order of the Board of Directors,

Yosi Lahad, Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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I.	PRINCIPAL SHAREHOLDERS

The following table sets forth, as of February 28, 2019, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 3,655,525 shares outstanding as of February 28, 2019.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name and Address	Outstanding Shares	Options (1)	Total Holdings	Percentage

L.I.A. Pure Capital Ltd.(2)	195,538	-	195,538	5.35%

All of current BOS’ directors and officers as a group (8 persons)	308,973	69,084	378,057	10.15%

(1)	Options to acquire Company’s Ordinary Shares, exercisable within 60 days as of February 28, 2019.

(2)	Based on Schedule 13D filed on February 7, 2019, Pure Capital holds sole voting and dispositive power over 32,804 Ordinary Shares and shared voting power over 162,734 Ordinary Shares. Pure Capital has entered into voting agreements with Next - Line Ltd. (“Next-Line”) and iDnext Ltd. (“iDnext”), pursuant to which Pure Capital has been provided with an irrevocable proxy to vote 50,072 Ordinary Shares owned by Next-Line and 112,662 Ordinary Shares owned by iDnext. The address of Pure Capital is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman. Kfir Silberman, an Israeli citizen, is the officer, sole director and serves as the chairman of the board of directors of Pure Capital.

II.	RESOLUTIONS

1.	Removal of Directors

At the Meeting, the shareholders are requested to remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors: Mr. Yuval Viner, Mr. Yosi Lahad, Mr. Avidan Zelicovsky, Ms. Odelia Levanon, Mr. Ziv Dekel, Ms. Revital Cohen and Mr. Ralph Sassun.

Our Current Board of Directors

Set forth below is information about the directors currently serving on the Board of Directors, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad	62	Chairman of the Board of Directors
Mr. Ziv Dekel	54	Director
Ms. Odelia Levanon	55	Director
Mr. Ralph Sassun	49	Chairman of Audit and Compensation Committees
Ms. Revital Cohen	42	Director
Mr. Yuval Viner	55	Director and Co-CEO, Head of the RFID and Mobile Division
Mr. Avidan Zelicovsky	48	Director and President, Head of the Supply Chain Division

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Each of BOS’ board members has expertise in different aspects of the business. Their combined composition creates comprehensive business experience that includes strategic planning, business opportunity analysis, financing of investments and strategic execution.

DIRECTORS’ SNAPSHOT

Number of Board Members	Majority Independent Directors	Average Directors’ Tenure	Average Directors’ Age
7 (including 2 executive directors)	4 out of the 5 non-executive directors	2.8 years	55 years

Mr. Yosi Lahad was appointed as Chairman of the Board in 2015. Mr. Lahad brings valuable experience in strategic and business development in a variety of industries and mainly in automation and robotic systems. Mr. Lahad has served as the CEO or Chairman for several technology companies from early stage to growth and has overseen several M&A transactions in the United States, Israel and China. Mr. Lahad serves as an active Board Chairman/member of JPI Group China, a consulting company for the Chinese market, of AtlasSense, a provider of innovative analytics of health information, and of NextWave Robotics. Previously, Mr. Lahad served as the Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation in a joint program of Wharton school of business at University of Pennsylvania and Tel-Aviv University. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors in June 2015. Mr. Dekel contributes valuable experience in strategic business planning and assisted BOS through the process of preparing its current strategic plan. Mr. Dekel has over 25 years of management and strategic consulting experience for a wide range of business entities in diverse industries. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Ralf Sassun joined our Board of Directors in January 2019. Mr. Sassun brings extensive experience in international finance. He served as the head of treasury for Zim Integrated Shipping Services Ltd (TASE: ILCO) from 2010 through 2014 and as head of treasury for Ceragon Networks Ltd. (NASDAQ&TASE: CRNT) during 2002-2009. Currently, Mr. Sassun serves as the CFO and COO of Inovytec Medical Solutions Ltd. He holds a BA in Economics and Statistics from Hebrew University of Jerusalem and an MBA from Tel-Aviv University.

Ms. Odelia Levanon joined our Board of Directors in November 2015. She has more than 15 years’ of experience as Chief Information Officer for leading retailers in Israel, some of which have been BOS’ customer and she contributes to BOS a valuable customer perspective. Ms. Levanon served for 12 years as Chief Information officer of Mega retail (was one of the biggest food retail chain in Israel) and for 3 years as Chief Information officer of Irani Group (one of the leading fashion retail chain in Israel). Since November 2017, Ms. Levanon has been the CEO of the IUCC - Inter-University Computation Center. Ms. Levanon is a lecturer on information systems management at the Israel Academic College in Ramat Gan. Ms. Levanon holds a B.Sc. in Mathematics and Computer Sciences and an M.Sc. in Computer Sciences, both from Tel Aviv University.

Ms. Revital Cohen joined our Board of Directors in December 2017. Since 2011, Ms. Cohen has served as a consultant to enterprises that enhance the efficiency of inventory management, mainly through implementation of enhanced and innovative technology. Ms. Cohen offers a deep understanding of the logistics industry and a valuable perspective as a logistic consultant. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. She holds a BA in Sociology and Education, and an MA in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Mr. Yuval Viner is the Company’s Co-CEO, leading the Company’s RFID and Mobile division and has been a member of the Board of Directors since 2015. Mr. Viner has more than 25 years of experience in integration of inventory tracking systems. He joined BOS’ in 2008 as part of the Company’s acquisition of the assets of Dimex Systems. Mr. Viner has been with Dimex since 1993. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv. Due to Mr. Viner’s executive position as BOS’ Co-CEO, he does not receive a director’s fee.

Mr. Avidan Zelicovsky is the President of the Company, leading the Company’s Supply Chain division and has been a member of the Board of Directors since 2015. Mr. Zelicovsky has more than 20 years of experience in supply chain management, with a focus on electronic components for the aerospace, defense and high technology industry. He joined BOS as part of the Company’s acquisition of Odem in November 2004. Mr. Zelicovsky has been with Odem since 996. He holds a BA in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University. Due to Mr. Zelicovsky’s executive position as BOS’ President, he does not receive a director’s fee.

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At the Meeting, the following proposed resolution shall be voted on:

“RESOLVED, to remove from office, immediately upon the closing of the general meeting of the shareholders, each of the following current serving directors: Mr. Yuval Viner, Mr. Yosi Lahad, Mr. Avidan Zelicovsky, Ms. Odelia Levanon, Mr. Ziv Dekel, Ms. Revital Cohen and Mr. Ralph Sassun.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution (not taking into account abstentions).

The Board of Directors recommends that you vote AGAINST this proposal.

2.	Election of Directors

At the Meeting, the shareholders are requested to elect each of the following Pure Capital nominees: Eli Yoresh, Itschak Shrem, Lior Amit, Liron Carmel and Dr. Hedva Voliovitch, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market and has no controlling shareholder, may elect to be exempt from the requirements under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), to appoint external directors or regarding the composition of the audit and compensation committees. The exemption is available, provided the company satisfies the requirements applicable to domestic US issuers in these matters. On October 16, 2017 our board of directors established that we comply with the requirements applicable to US issuers listed on Nasdaq in connection with a majority of independent directors on the board of directors and with the composition of each of the audit committee and compensation committee, and determined to adopt the exemption. Consequently, the Company’s board of directors does not include external directors as defined under the Israeli Companies Law.

Pursuant to the Company’s Articles of Association, the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than eleven (11).

Should the voting of the shareholders result in a Board of Directors comprised of more than eleven (11) directors, such as in the event that Proposal 1 is not approved and Proposal 2 is fully approved, then the nominee included in Proposal 2 that received the lowest number of affirmative votes in favor of his or her election will not be elected to serve as a director.

The Israeli Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Israeli Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five nominees named in this proposal 2, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information received from Pure Capital about each nominee, including age, position held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Eli Yoresh	48	Director Nominee
Mr. Itschak Shrem(1)	71	Director Nominee
Mr. Lior Amit	52	Director Nominee
Ms. Liron Carmel	34	Director Nominee
Ms. Hedva Voliovitch	62	Director Nominee

(1)	Mr. Itschak Shrem holds 35,000 of the Company’s Ordinary Shares, which he purchased on the open market.

Eli Yoresh, serves as chief financial officer and director of Foresight Autonomous Holdings Ltd. (NASDAQ, TASE: FRSX) and Asia Group. In addition, Mr. Yoresh serves as a director of Nano Dimension Ltd. (NASDAQ, TASE: NNDM) and Medigus Ltd. (NASDAQ, TASE:MDGS) and has previously served as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

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Mr. Itschak Shrem, has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. and Eden Spring Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute, Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an MBA. from Tel-Aviv University, Israel.

Mr. Lior Amit, serves as a consultant to both private and public companies as well as individuals. Mr. Amit serves as director of Nirplex Ltd., Ronimar Ltd., Endemol Israel Ltd. and B.S.S.CH.- The Israeli Credit Insurance Company Ltd. (a.k.a ICIC) Mr. Amit previously served as chief financial officer for BBR Saatchi & Saatchi Group from 1996 to 2013. Mr. Amit is an Israeli Certified Public Accountant. Mr. Amit acquired a B.A in economics and accounting as well as an MBA in insurance and finance from Tel Aviv University, Israel.

Mr. Liron Carmel, serves as chief executive officer and director of CannaPowder (PINK: CAPD) and as chairman of the Israel Table Tennis Association. In addition, Mr. Carmel serves as a director of Algomaizer Ltd. (TASE: ALMO) and Chiron Refineries Ltd. (TASE: CHR). Mr. Carmel severed as vice president business development at Yaad Givatayim development between 2013 and 2017 and as an investment manager and research and strategy analyst at Excellence Nessuah between 2010 and 2013. Mr. Carmel acquired a B.A. in economics and management as well as an MBA from the College of Management Academic Studies, Rishon LeZion, Israel.

Dr. Hedva Voliovitch, served as senior vice president, head of global patient safety and pharmacovigilance, at the research and development division at Teva Pharmaceutical Industries Ltd. (NYSE, TASE: TEVA) from 2015 to December 2018. Since 1997, Dr. Voliovitch has served in management roles of increasing seniority in Teva, including director of global drug safety and pharmacovigilance and vice president of global drug safety and pharmacovigilance. In addition, Dr. Voliovitch serves as a pharmacovigilance consultant for MediWound Ltd., NeuroDerm Ltd., BioLineRx Ltd. and Urogen Pharma Ltd. Dr. Voliovitch graduated medical studies and received an M.D. from Tel-Aviv University, Israel in 1983, completed her Ph.D from the Weizman Institute of Science, Israel, in 1998, and received an MBA from the Interdisciplinary Center, Israel, in 2009.

At the Meeting, the following proposed resolution shall be voted on:

“RESOLVED, to elect each of the following Pure Capital Nominees: Eli Yoresh, Itschak Shrem, Lior Amit, Liron Carmel and Dr. Hedva Voliovitch, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution (not taking into account abstentions).

The Board of Directors recommends that you vote AGAINST this proposal.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business, which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Special General Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than April 1, 2019.

By Order of the Board of Directors,

Yosi Lahad, Chairman of the Board of Directors

March 7, 2019

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